EXHIBIT 99.2



Whetstone Capital Advisors, LLC
2001 Shawnee Mission Parkway
Mission Woods, KS 66205

January 27, 2025

The Board of Directors
OptimizeRx Corporation
260 Charles Street, Suite 302
Waltham, MA 02453
Attn: Chairperson Lynn O'Connor Vos

Dear Members of the Board:

I am writing to you on the behalf of certain investment funds managed by Whetstone Capital Advisors, LLC(together, "Whetstone" or "we"), which collectively own 1,508,303 shares of common stock in OptimizeRx Corporation (NASDAQ: OPRX) (the "Company" or "OptimizeRx"), representing a 8.18% ownership stake. We believe ourselves to be the Company's largest shareholder and have considerable experience investing in the software and healthcare technology sectors.

The purpose of this letter is to urge the Board of Directors of OptimizeRx (the "Board" or "you") to consider strategic alternatives to seek to maximize the Company's value. For the first time in nearly nine years, OptimizeRx is without a permanent CEO. It is our recommendation that the Board use this opportunity to engage financial advisors for the purpose of exploring a sale of the Company in its entirety.

We view OptimizeRx as a strategic asset in the healthcare technology industry, well-positioned to support the continued evolution and growth of its customers, and we believe that this view is shared by industry participants. However, scaling the Company beyond $100 million in annual revenue will require significant investment, and recent events, including the Company's ill-fated $95 million acquisition of Medicx Health in October 2023 and subsequent stock price drawdown, underscore the limitations of the Company's current resources and capabilities.

In our assessment, a larger, more established strategic acquirer would be far better positioned to realize the full potential of OptimizeRx. Under the stewardship of such a partner, the Company's growth efforts would benefit from enhanced resources and expertise. Furthermore, the operational synergies in areas such as sales, marketing, and administrative functions would likely surpass any value creation a potential new CEO would be able to achieve with the Company as an independent business.

Searching for a new permanent CEO to lead the Company is by no means an improper plan for the Board to undertake, but it is an incomplete one. We believe that simultaneously soliciting offers from potential strategic purchasers of the Company will achieve, at the least, a fuller comparison by which the Board can evaluate a potential CEO's plans for the business. How you choose to navigate the issues facing the Company over the next few quarters will likely define your tenures as Board members. Neglecting to explore a strategic sale now, in tandem with your CEO search process, would violate your responsibilities to your shareholders, employees, and customers. We urge you to prioritize these responsibilities in this important decision.

Best Regards,

/s/ David Atterbury
David Atterbury
President
Whetstone Capital Advisors, LLC
2001 Shawnee Mission Parkway
Mission Woods, KS 66205